Exhibit 99.2

TANZANIAN GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended November 30th, 2021

1

Management’s Discussion and Analysis November 30, 2021

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (“TanGold” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three months ended November 30, 2021 and 2020, as well as the Company’s audited consolidated financial statements and MD&A for the year ended August 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended August 31, 2021. The financial statements and related notes of TanGold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.tangoldcorp.com.

This MD&A reports our activities through January 13, 2022 unless otherwise indicated. References to the 1st quarter of 2022 or Q1 2022, and the 1st quarter of 2021 mean the three months ended November 30, 2021 and 2020, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is an Officer, Chief Operating Officer and Director of TanGold and a Director of the Company’s subsidiaries, including the Buckreef Gold Company Limited (“Buckreef Gold”) and Tanzanian American International Development 2000 Limited (“Tanzam2000”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TanGold’s future production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.

Certain information presented in this MD&A may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our Annual Report on Form 20-F and Report of Foreign Private Issuer on Form 6-K, as amended, for more information concerning these risks, uncertainties, and other factors.

2

Management’s Discussion and Analysis November 30, 2021

Tanzanian Gold Corporation

TanGold along with its joint venture partner, State Mining Corporation (“STAMICO”) is advancing a significant gold project at Buckreef in Tanzania. Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR on June 23, 2020 (the “Technical Report”), for more information. Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year. Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical mineral resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources. It is the goal of the Company to substantially exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

3

Management’s Discussion and Analysis November 30, 2021

Q1 Accomplishments & Outlook

The Company continued its successful execution towards a sustainable business plan in which cash flow from operations funds value creating activities, including exploration and sulphide project development. The key highlights from Q1 2022 include:

•	Successfully completed construction and substantial commissioning of the expanded 360 tpd processing plant. Buckreef Gold was operating cash flow positive for the first time in December 2021. The Company continues to expect the 360 tpd throughput to increase production to 750-800 oz of gold per month[1] at a total average Cash Cost[2] of US$725-825/oz once steady state processing has been achieved in fiscal Q2/Q3 2022. The larger 1,000+ tpd processing plant is expected to be completed in calendar Q2/Q3 2022 and is forecast to produce 15,000 – 20,000 oz of gold per year.

•	Exploration drilling has recommenced at Buckreef Gold and will be an increasing area of focus and expanded throughout fiscal 2022. To date a total of six exploration holes (1,716 meters) have been completed, including three holes (758 meters) in the northeast extension of the Buckreef Main Zone. These holes are following up on the northern-most intersection of 50.0 meters at 1.8 g/t in hole BMRCD308. TanGold believes that the property and immediate surrounding area is highly prospective for economic gold mineralization. Within the last six months the Anfield Zone was discovered. The Anfield Zone lies ‘on-trend’ between a historical mineral resource (the Eastern Porphyry) and an adjacent mining facility with nearly 3 kilometers (“km”) of untested shear zone located 500 meters to the east of the Buckreef Main Zone. High grade fresh rock samples were retrieved from an artisanal mine shaft. Geological assessment of the property and adjacent leases continues and will pick up pace throughout fiscal 2022.

•	Following up on positive metallurgical results from the oxide operations (top of Buckreef Main Zone deposit) and the preliminary metallurgical testing for the sulphide portion of Buckreef Main Zone deposit (three bottom of pit samples), metallurgical testing for sulphide project development has moved to variability testing of the first 5-7 years of production and will continue into 2022 including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, a total of 19 holes (2,367 meters) have been completed for the metallurgical program. These metallurgical sample holes have been logged and are in preparation for shipment for metallurgical testing in Q2 2022.

Processing and Mining

•	Buckreef Gold reported zero lost time incidents, two medical treatment incidents and had no COVID-19 related cases at site in Q1 2022. For the calendar year ended December 31st, 2021, including contractors, Buckreef Gold recorded a safety incident frequency rate of 4.9 (per million hours). Exclusive of contractors, Buckreef Gold recorded a safety incident frequency rate of 0 (per million hours).

•	Q1 2022 reflected an important transition for Buckreef Gold, moving from a test plant to commissioning of Phase 1 of the 1,000+ tpd processing plant. Buckreef Gold successfully completed construction and substantial commissioning of the 360 tpd processing plant expansion. The expanded processing plant construction was completed in line with the scheduled completion date of September/October 2021 at a capital cost of US$1.6 million, within guidance. In-house construction was completed by the Buckreef Gold and TanGold teams in conjunction with key consultants/contractors, including: (i) Ausenco; (ii) Solo Resources; and (iii) CSI Energy Group.

4

Management’s Discussion and Analysis November 30, 2021

•	Buckreef Gold continued to operate the 120 tpd processing plant for the first two months of Q1 2022. Following successful commissioning of the first 360 tpd processing plant and associated processing circuit by October 31st, 2021, the existing 120 tpd processing plant was integrated into the new circuit as a ‘regrind mill’. Run-of-mine (“ROM”) mill feed commenced on November 6th, 2021 and management continues to ramp up throughput and improve efficiencies. The processing plant throughput continued to increase through the ramp-up and commissioning period, predominantly with lower grade ore, which is normal in the commissioning of any processing plant. Buckreef Gold produced 589 oz for Q1 2022.

•	This upward trajectory continued into December 2021, with 533 oz of gold produced, of which 494 oz was sold. The rapid advance of production has resulted in Buckreef Gold becoming operating cash flow positive in December - the first month in Buckreef Gold’s history. The 360 tpd processing plant achieved the following in December 2021: (i) average throughput of 251 tpd; (ii) plant availability of 86.5%; (iii) average recovery rate of 85.6% with consistent tailings grade, regardless of head grade; (iv) average retention times of 26.3 hours; and (v) average grindability of 86.5% passing 75µ (microns). It is important to note that in the commissioning and ramp-up phase of the 360 tpd processing plant the Company utilized low grade ore, including in the December period. The processing plant’s positive trajectory is expected to continue throughout Q2 2022.

•	Buckreef Gold has continued to focus on optimizing all key operating metrics for the 360 tpd processing plant. As such, Buckreef Gold has implemented the following upgrades to the 360 tpd processing plant: (i) installation of an eighth CIL tank (target completion - January 2022); (ii) installation of 1 megawatt genset (already installed); and (iii) early expansion the elution circuit (target completion – January 2022), which will also be utilized in the 1,000+ tpd processing facility. These improvements will allow Buckreef Gold to achieve higher: (i) retention times; (ii) plant availability; (iii) throughput rates; and (iv) recovery rates. With these improvements, Buckreef Gold anticipates achieving nameplate capacity of 360 tpd, target 28 hour retention times and higher recovery rates in fiscal Q2 2022.

•	Total ore mined in Q1 2022 increased to 116 thousand tonnes (“kt”) from 9 kt in Q4 2021 and the strip ratio in Q1 2022 was 3.1 (ore:waste tonnes). The increase is the result of recommencement of mining activities in Q1 2022 with the hiring of a Tanzanian mining contractor (FEMA) on a two-year contract. Increased mining continued into December until the holiday break period. The ROM pad stockpile balance as of December 31st, 2021 was 3,526 oz of gold with an average grade of 2.0 g/t, which includes 2,001 oz of gold grading 3.7 g/t. The increased stockpile balance provides support for the Company to meet its production guidance in the upcoming quarters.

•	In Q1 2022, through FEMA, Buckreef Gold successfully and safely completed the first two blasts in the Buckreef Main Zone. These blasts were in high grade areas where transitional ore reached near surface enabling access to high grade ore blocks.

•	Geotechnical and ground water studies related to the oxide material tailings storage facility (“TSF”) successfully concluded and a permit to construct the TSF was granted by the Mining Commission of Tanzania in Q1 2022. Excavations for the TSF continued through the latter part of the Q1 2022 and into Q2 2022. The oxide material TSF is scheduled to be operational in Q2 2022.

•	During Q1 2022 Buckreef Gold continued to advance plans for construction of a 1,000+ tpd operation while simultaneously operating the 360 tpd operation. Buckreef Gold has procured two additional
360 tpd ball mills (from the same manufacturer), which have arrived at the port in Dar es Salaam and are expected to be transported to site in January 2022.

•	Other long-lead orders, such as ‘off the shelf’ crusher and cyclones will be placed in January 2022. Geotechnical work for the expanded 1,000+ tpd processing plant has been completed and earthworks have commenced. Ausenco has been retained as TanGold’s owner engineer and the process circuit will be primarily locally sourced and constructed by the same local teams in a manner substantially similar to the 360 tpd processing plant expansion.

5

Management’s Discussion and Analysis November 30, 2021

•

The targeted completion date of the 1,000+ tpd processing plant of calendar Q2/Q3 2022 remains unchanged and the larger processing plant is expected to produce 15,000 – 20,000 oz of gold per year based on the initial mine plan and grade profile, which was developed in conjunction with SGS Canada Inc. (“SGSC”). This initial mine plan incorporates approximately 10% of the resources in the Buckreef Main Zone. The Company continues to budget capital expenditures for the expanded 1,000+ tpd processing plant of approximately US$4.0 million.

Exploration

•	Exploration has recommenced at Buckreef Gold with STAMICO being retained for diamond drilling services for a 10,000 meter program, for both exploration and metallurgical drilling.

•	To date a total of six exploration holes (1,716 meters) have been completed, including three holes
(758 meters) in the northeast extension of the Buckreef Main Zone. These holes are following up on the northern most intersection of 50.0 meters at 1.8 g/t in hole BMRCD308. The above samples are currently being prepared for assay at local accredited laboratories.

•	Exploration will be of increasing focus and expanded throughout fiscal 2022 in line with the ramp-up of production. The initial focus will be on: (i) extension of the Buckreef Main Zone in the northeast; (ii) initial exploration in the Anfield Zone; and (iii) infill drilling in Buckreef West and Buckreef Main Zones.

•	As mentioned previously, TanGold believes the property and immediate surrounding area to be highly prospective for economic gold mineralization. Within the last six months the Anfield Zone was discovered. The Anfield Zone lies ‘on-trend’ between a historical mineral resource (the Eastern Porphyry) and an adjacent mining facility with nearly 3km of untested shear zone located 500 meters to the east of the Buckreef Main Zone. High grade fresh rock samples were retrieved from an artisanal mine shaft. Geological assessment of the property and adjacent leases continues and will pick up pace throughout 2022.

Sulphide Development Project

•	The Sulphide Development Project, in which the ‘sulphide ore’ encompasses approximately 90% of the Buckreef Main Zone’s 2.0 MT Measured and Indicated resources, is a key value driver for the Company. Unlocking this value is an important objective of the Company, the Sulphide Development Project will evaluate the options for a high return large scale project to pre-feasibility (“PFS”) or feasibility study (“FS”) level work. It is the goal of the Company to substantially exceed all metrics as outlined in the Technical Report, including annual production and strip ratio. We continue to work with our principal consultants on the Sulphide Development Project, including re-visiting the Technical Report mine plan in calendar Q2/Q3 2022.

•	In 2021 the Company identified, with Ausenco, the overarching mine infrastructure layout (plant, tailing storage facility, waste rock dump and camp). Following this work, the Company will now advance each area with geotechnical and ground water studies, along with site wide water balances.

•	Geotechnical characterization of the 2 km long open pit will also commence in 2022. To this end, in Q1, the company has made arrangements with its consultants SGSC. and Terrane Geoscience to commence site work during calendar Q2/Q3 2022 (COVID-19 permitting).

•	The Technical Report mine plan is scheduled to be re-visited during Q2/Q3 2022.

•	One of the longest lead items for the Sulphide Development Project, is the variability metallurgical study for the first 5-7 years of potential production of the Sulphide Development Project. To date, a total
19 metallurgical holes (2.367 meters) have been completed along the entire strike of the Buckreef Main deposit and the holes have been logged and are in preparation for shipment for metallurgical testing.

6

Management’s Discussion and Analysis November 30, 2021

•	Exploration drilling will also focus on infill drilling Inferred Mineral Resources, which if successful, has the potential to increase tonnes to the Indicated Mineral Resource category and add, if economic, to the Mineral Reserves.

Environmental, Social and Corporate Governance (“ESG”)

•	The Company is committed to working to the highest ESG standards and has initiated several programs, whilst developing a broader framework and policies. There were also no reportable environmental or community related incidents during the first quarter. Buckreef Gold continues to expand its CSR / ESG program, successfully partnering with the District and Regional Commissioners on school, water and health projects.

•	Buckreef Gold continues to work with the Geita District Council and local Wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (“STEM”) and gender goals. A Memorandum of Understanding will be signed in calendar Q2 2022, and the Company will continue to focus on local hires at Buckreef Gold and with associated contractors.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilizes grid power which is sourced from hydroelectric facilities in Tanzania; (ii) recycles all water used in its operations; (iii) do not discharge water from its operations; (iv) workforce are 100% Tanzanian citizens; (v) development and building activities are focused on maximizing local content; (vi) exhibit a ‘100 mile diet’ by procuring all food locally; and (vii) sulphide development is expected to utilize dry stack tailings.

•	The Company supports local procurement in all activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available within country are purchased externally from Tanzania, first prioritizing East Africa, Africa then globally.

Other

•	During 2021, TanGold through Buckreef Gold hired a surveying consultant (Property Matrix Company Limited) to commence the land compensation process required under Tanzanian mining law. The land compensation process has been fully accrued in the Company’s financial statements and as of January 13, 2022, approximately 96% of project affect persons have been paid representing 94% of the overall dollar amount. It is expected that the remaining 4% of project affected persons will be compensated by the end of Q2 2022.

•	On November 30, 2021, Buckreef Gold entered into a Gold Purchase and Sale Agreement with Auramet International LLC (“Auramet”) through which Buckreef Gold will, at its discretion, sell up to 100% of the gold produced from Buckreef Gold to Auramet at market rates, for a period of one year, with an option to extend for success periods. In 2021, gold produced from the 120 tpd test plant had been sold locally whereby the Purchase and Sale Agreement with Auramet will accommodate sale of the larger expected gold output from the 1,000+ tpd processing plant. Auramet is a global physical metals merchant providing a full range of services including metal merchant, merchant banking, structured finance and advisory services.

7

Management’s Discussion and Analysis November 30, 2021

Financing

•	As at November 30, 2021, the Company had cash of $7.9 million and net working capital of $4.2 million. After adjusting for $1.9 million in derivative liabilities, working capital on an adjusted basis is $6.1 million.

•	December 2021 record production and sales (533 oz and 494 oz, respectively) has resulted in Buckreef Gold being operating cash flow positive in December, the first month in Company history. This positive trajectory is expected to continue throughout Q2 2022.

•	As the Company advances and the production profile expands, management continually evaluates its liquidity requirements and available sources of financing including but not limited to: (i) cash flow from operations; (ii) corporate debt; (iii) project specific debt; (iv) off-take financing; and (v) equity financing. The Company will be prudent in how it capitalizes the Company over the short, medium and long-term with shareholder value being an overarching consideration.

•

Subsequent to Q1 2022, the Company entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). Under the terms of the purchase agreement, TanGold, in its sole discretion, will have the right from time to time over a 36-month period to sell up to $10 million of its shares to Lincoln Park, subject to certain conditions. TanGold will control the timing and amount of any sales to Lincoln Park, and Lincoln Park is obligated to make purchases in accordance with the purchase agreement. Any common shares that is sold to Lincoln Park will occur at a purchase price that is based on prevailing market prices at the time of each sale and with no upper limits to the price Lincoln Park may pay to purchase common shares.

Importantly, Lincoln Park has also agreed not to cause or engage in any direct or indirect short selling or hedging of the Company’s common shares. No warrants are being issued in this transaction, and there are no limitations on our use of proceeds from sales to Lincoln Park under the purchase agreement. Furthermore, the purchase agreement does not contain any rights of first refusal, participation rights, penalties or liquidated damages provisions in favor of any party. The agreement may be terminated by TanGold at any time, in its sole discretion, without any additional cost or penalty.

8

Management’s Discussion and Analysis November 30, 2021

Operational

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project now comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of November 30, 2021 currently are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540mRL classified as inferred

Estimates over variable widths of 2 to 40m

Bulk Density ranges 2.0g/cm3 to 2.8g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

Mineral Reserves remained as of the Technical Report and the Company is undertaking a Sulphide Development Study (updating the 2020 Mineral Resources in the process) to update the Mineral Reserves.

	Tonnes	Grade	In Situ Gold Content
Buckreef Reserves	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1)	Mineral reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimates includes dilution.
2)	Mineral reserve was estimated using CIM Standards on Mineral Resources and Reserves, Definitions (2004) and disclosed using NI 43-101 standards.
3)	Containted metal may differ due to rounding

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

9

Management’s Discussion and Analysis November 30, 2021

Figure 1: Location of Buckreef JV Project Licences on Lake Victoria Greenstone Belt

Lake Victoria
N
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
GEITA
Geita
RWAMAGAZA
Tulawaka
BUCKREEF PROJECT
Kitongo
Bulyanhulu
Golden Ridge
SUKUMALAND
Nyakafuru
SHINYANGA-MALITA
Myabi
Chocolate Reef
NZEGA
Golden Pride
0 Scale 25km
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts
N
TANZANIA

10

Management’s Discussion and Analysis November 30, 2021

Processing Plant and Operations

Q1 2022 reflected an important transition for Buckreef Gold, moving from a test plant to commissioning of Phase 1 of the 1,000+ tpd processing plant. Buckreef Gold continued to operate the 120 tpd processing plant for the first two months of Q1 2022. In doing so, further valuable information and analysis of oxide material characteristics continued to be gathered and resultant improvements to processes were implemented in the design and development of the 360 tpd and 1,000+ tpd mine operations. As previously disclosed in Q4 2021, the test plant was also used to provide data on: (i) retention times; (ii) cyanide and lime consumption; (iii) grind media consumption; (iv) aeration/oxidation; (v) elution; (vi) tailings characteristics, including dry stack tailings options; (vii) grade control; (viii) materials movement; and (ix) reconciliation processes.

Select operating and stockpile information follows below:

Select Operating and Financial Data

Select Operating Information	Unit	1 month ended December 31, 2021[2]	Three months ended November 30, 2021[2]	Three months ended August 31, 2021
Ore Mined	k tonnes	16.1	28	8
Waste Mined	k tonnes	36.6	88	2
Total Mined	k tonnes	52.7	116	9
Mining Rate	tpd	1,700	1,275	1,072
Mining Cost (Variable)	US$/t	$2.58	$2.84	$2.96
Test Plant Ore Milled	k tonnes	7.8	8.4	5.6
Head Grade	g/t	2.5	2.71	2.68
Test/Plant Mill Utilization	%	86.5	80.8	92.8
Test Plant Recovery Rate[1,2]	%	86.9	Achieved 90% gold recovery at 120 tpd test plant
Test Plant Milling Cost (Fixed)	US$ ('000s)	$49	$154	$160
Test Plant Milling Cost (Variable)	US$/t	$16.29	$17.56	$14.97
Test Plant Mill Throughput	tpd	251	93	61
Gold Ounces Produced	oz	533	589	396
Gold Ounces Sold	oz	494	390	443

1Grindability of 85% passing 75µ (microns) screen aperture and retention times averaging 33 hours

2Months Sep/Oct the test plant continued operations. Nov/Dec new 360tpd plant comissioned and 'ramping up.'

ROMPAD Stockpile	Unit	As at December 31, 2021	As at November 30, 2021	As at August 31, 2021
	k tonnes	16.7	9.1	5.9
High Grade Ore	g/t	3.7	3.2	2.7
	oz	2,001	930	504
	k tonnes	20.7	17.9	8.4
Medium Grade Ore	g/t	1.7	1.7	1.3
	oz	1,119	991	341
	k tonnes	17.2	17.2	10.2
Low Grade Ore	g/t	0.7	0.7	0.8
	oz	406	406	272
	k tonnes	54.6	44	24.5
Total	g/t	2.0	1.6	1.4
	oz	3,526	2,328	1,117

11

Management’s Discussion and Analysis November 30, 2021

Buckreef Gold continued to operate the 120 tpd processing plant for the first two months of Q1 2022. Following successful commissioning of the first 360 tpd processing plant and associated processing circuit, the existing 120 tpd processing plant was integrated into the new circuit as a ‘regrind mill’. Run-of-mine mill feed commenced on November 6th, 2021 and management continues to ramp up throughput and improve efficiencies. The processing plant throughput continued to increase through the ramp-up and commissioning period, predominantly with lower grade ore, which is normal in the commissioning of any processing plant. Buckreef Gold produced 589 ounces for Q1 2022.

This upward trajectory continued into December 2021, with 533 oz of gold produced, of which 494 oz was sold. The rapid advance of production has resulted in Buckreef Gold becoming operating cash flow positive in December - the first month in Buckreef Gold’s history. The 360 tpd processing plant achieved the following in December 2021: (i) average throughput of 251 tpd; (ii) plant availability of 86.5%; (iii) average recovery rate of 85.6% with consistent tailings grade, regardless of head grade; (iv) average retention times of 26.3 hours; and (v) average grindability of 86.5% passing 75µ (microns). It is important to note that in the commissioning and ramp-up phase of the 360 tpd processing plant the Company utilized low grade ore, including in the December period. The processing plant’s positive trajectory is expected to continue throughout Q2 2022.

Buckreef Gold has continued to focus on optimizing all key operating metrics for the 360 tpd processing plant. As such, Buckreef Gold has implemented the following upgrades to the 360 tpd processing plant: (i) installation of an eighth CIL tank (target completion - January 2022); (ii) installation of 1 megawatt genset (already installed); and (iii) early expansion the elution circuit (target completion – January 2022), which will also be utilized in the 1,000+ tpd processing facility. These improvements will allow Buckreef Gold to achieve higher: (i) retention times; (ii) plant availability; (iii) throughput rates; and (iv) recovery rates. With these improvements, Buckreef Gold anticipates achieving nameplate capacity of 360 tpd, target 28 hour retention times and higher recovery rates in fiscal Q2 2022.

Total ore mined in Q1 2022 increased to 116 kt from 9 kt in Q4 2021 and the strip ratio in Q1 2022 was 3.1 (ore:waste tonnes). The increase is the result of recommencement of mining activities in Q1 2022 with the hiring of a Tanzanian mining contractor (“FEMA”) on a two-year contract. Increased mining continued into December until the holiday break period. The run-of-mine pad stockpile balance as of December 31st, 2021 was 3,526 oz of gold with an average grade of 2.0 g/t, which includes 2,001 oz of gold grading 3.7 g/t. The increased stockpile balance provides support for the Company to meet its production guidance in the upcoming quarters.

Mining costs per tonne (variable) of $2.84 in Q1 2022 continued to be relatively consistent as compared to Q4 2021 ($2.96) following the hiring of FEMA on a two-year contract to mine ore, waste and to construct the TSF at Buckreef Gold. Processing costs per tonne (variable) of $17.56 in Q1 2022 reflected an increase relative to Q4 2021 ($14.97) following the ‘first fill’ feeding lower grade ore, chemicals, fuel and reagents into the expanded 360 tpd processing plant, downtime associated with switching the plant from the test plant period to the 360 tph processing plant and impact of the ramp up over the commissioning period. Processing costs per tonne decreased in December 2021 ($16.29) as throughput rates continue to improve as the processing plant ramps up following commissioning.

12

Management’s Discussion and Analysis November 30, 2021

The 1,000+ tpd processing plant flowsheet (which incorporates the already constructed 360 tpd operations) is shown in Figure 2

Figure 2: 1,000+ TPD Processing Plant Flowsheet

ROM Pad Stockpile
Backhoe
Jaw Crusher
Cone Crusher
Vibrating Screen
Crushed Ore Bin
Lime
Hopper
Pump
Trash Area
Trash Screen
Oversize
Undersize
Cyclone Overflow
Cyanide Storage Tank
Cyanide Solution
Hydrogen Peroxide
TRAIN #1
76.4m3 (each)
COND TK 1
TK 2
TK 3
TK 4
TK 5
TK 6
TK 7
Carbon Lifter
Carbon Recovery Screen
TRAIN #2,
98m3 (each)
Loaded Carbon
Barren Carbon
Acid Digestion
Gold Smelting
Gold Bullion
Tailing Storage Facility, TSF

13

Management’s Discussion and Analysis November 30, 2021

Figure 3: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit (View to the Northeast, October 29, 2021) Showing First Blast of Transitional Ore.

Figure 4: Contractor’s Haulage Fleet

14

Management’s Discussion and Analysis November 30, 2021

Figure 5a and 5b: Buckreef Gold Expanded 360 TPD Processing Plant Integrated With 120 TPD Processing Plant (November 4, 2021).

Figure 6: Tailing Storage Facility Construction (January 6, 2022)

15

Management’s Discussion and Analysis November 30, 2021

Exploration & Mineral Resources

TanGold and Buckreef Gold continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold has:

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7);

•	Drilled the Buckreef West target, a splay off the Buckreef Main Zone, with positive drill results, further follow-up drilling will occur in 2022. Buckreef West has the potential to add additional resources to the oxide and sulphide mine plans (see Figure 8);

•	In 2021 the Company discovered the Anfield Zone, a parallel structure 500 meters to the east of the Buckreef Main Zone and with evidence of an additional 3 km of shear zone target (See Figure 8). Initial grab sample results have been high-grade, including three samples grading 37.52 g/t, 28.55 g/t and 14.42 g/t respectively; and

•	Evaluated and identified numerous other targets at Buckreef Gold, which form part of an exploration pipeline or ‘Exploration Triangle’ at the Buckreef Gold Project.

Buckreef Main Zone Drilling Results and Interpretation

The Buckreef Main Zone has been re-evaluated and exploration targets to expand the zone have been identified. Results to date evidence a vertically extensive shear zone extending nearly 2 km on strike in a north east (“NE”), south west (“SW”) trend. The deposit is open along strike and at depth.

The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figure 7. It is evident that the deposit remains open on trend to the NE and SW. As noted, the Company has initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW and to upgrade Inferred Mineral Resources, particularly at the base of the Technical Report pit shell where a ‘saddle’ exists between two deeper pit floors. The Company has retained STAMICO for diamond drilling services for a 10,000 meter program, which will cover:

•	PQ/HQ size holes for testing metallurgical variability in the top 150 meters of the sulphide deposit;

•	Infill drilling on the inferred mineral resource, which if successful will upgrade that resource to the indicated mineral resource category; and

•	Exploration of the Main Zone deposit to the NE and SW, and to commence drilling on the recently discovered Anfield Zone.

The Company anticipates expanding the exploration program in fiscal 2022.

16

Management’s Discussion and Analysis November 30, 2021

Figure 7: Long section of Buckreef Main Zone (View to the West) Showing 1 Meter Composite Values and Technical Report Pit Outline. The Area of Current Exploration to the NE of the Main Zone is Highlighted

Figure 8: NE Buckreef Main Zone Exploration Target Highlighted and in Relation to the Anfield Zone

17

Management’s Discussion and Analysis November 30, 2021

Sulphide Development – Preliminary Metallurgical Results and Ongoing Work

Metallurgical studies are scheduled to commence in fiscal Q2 2022. During Q1 2022, the Company identified a number of laboratories to complete this work to undertake the metallurgical variability phase for the Buckreef Gold which will encompass the first 5-7 years of production from the sulphide operation at the Buckreef Gold. This study will build on the prior work of SGS on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve.

SGS Lakefield was retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work was completed in 2021. As part of the initial (2021) study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted to SGSL for the study.

The study highlights include:

•	The following intercepts and gold recoveries have been confirmed in the report:

✓	MC01: 0.54 g/t Au over 78.88 meters – 94.1%
✓	MC02: 19.4 g/t Au over 27.99 meters – 95.4%
✓	MC03: 1.71 g/t Au over 52.53 meters – 85.3%

•	A straightforward flowsheet consisting of:

✓	Primary grinding to P80 = ~100-150 µm
✓	Rougher flotation
✓	Regrind of the rougher concentrate to ~15-20 µm (P80)
✓	Cyanide leaching of the reground flotation concentrate
✓	Cyanide leaching of the flotation tailing

•	No refractory association of gold with arsenic sulphide was detected;

•	The samples tested did not exhibit any preg-robbing or other refractory characteristics;

•	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and

•	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

18

Management’s Discussion and Analysis November 30, 2021

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Buckreef Main Metallurgy samples
Hole ID	Hole Type	Composite ID	Drill Holes Location					Sample Depth		Width (m)	Grade (g/t)	Recovery %	Comment
			Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT001	DD	MC01	391562.00	9658608.00	1220.00	303	-72	77.50	156.80	78.88	0.54	94.1	Partial to completely altered mineralised shear zone
													5% quartz veining
BMMT002	DD	MC02	391320.00	9658036.00	1223.00	307	-69	239.9	267.89	27.99	19.4	95.4	Partial to completely altered mineralised shear zone

BMMT003	DD	MC03	391593.00	9658358.00	1217.00	310	-63	222.81	275.34	52.53	1.71	85.3	Partial to completely altered mineralised shear zone
													with minor graphitic altered fractutured surfaces

The sample chain of custody was managed by SGS Tanzania team, as per local sample export regulations. Reported results are from composite diamond drilled core samples.  Intervals of core for metallurgical testwork analyzed are full HQ core size.  Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by screened metallics assaying protocols.

Sample Preparation and analysis are performed by independent SGS (Lakefield) Laboratory, Ontario, Canada

Interval represents drilled length in meters, and not true width

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project’s open pit limit. The samples were selected by TanGold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Metallurgical testing for sulphide project development has moved to variability testing of the first 5-7 years of production and will continue into 2022 including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, a total of 19 holes (2,367 meters) have been completed for the metallurgical program. These metallurgical sample holes have been logged and are in preparation for shipment for metallurgical testing in Q2 2022. Similar to the initial metallurgical test work the samples will be analyzed for:

•	Overall gold recoveries;
•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
•	Any pregnant solution robbing or refractory mineralogy;
•	Acid Mine Drainage (if any) characteristics; and
•	Dry stack tailings characteristics.

The Company, along with its Owner’s Engineers (Ausenco and Solo Resources) are currently in a procurement process for this work.

19

Management’s Discussion and Analysis November 30, 2021

Financial Performance

As at November 30, 2021, the Company had cash of $7.9 million (August 31, 2021 - $13.4 million), current assets of $10.1 million (August 31, 2021 - $15.4 million) and current liabilities of $5.9 million (August 31, 2021 - $7.4 million). Current working capital of the Company is $4.2 million (August 31, 2021 - $8.0 million), however, within working capital, current liabilities include $1.9 million (August 31, 2021 - $2.1 million) in derivative liabilities. After adjusting for this non-cash item, adjusted working capital is $6.1 million (August 31, 2021 - $10.1 million).

The decrease in working capital as compared to year-end is mainly due to continued investment in Buckreef Gold as the Company completed construction and commissioning of the 360 tpd processing plant during the quarter. This resulting in cash used in: (i) capitalized expenditures on exploration and evaluation assets and expenditures of $2.2 million and in (ii) operating activities of $3.0 million, partially offset by (i) proceeds from gold sales of $0.5 million. As at November 30, 2021 exploration and evaluation assets and expenditures were $nil compared to $38.6 million as at August 31, 2021, reflecting a transfer from exploration and evaluation assets and expenditures to mineral property, plant and equipment as a result of a construction decision made by the Board of Directors during Q1. Consequently, the Buckreef Gold Project transitioned from an exploration and evaluation asset under IFRS 6 to mineral properties, plant and equipment under IAS 16.

Liquidity and Capital

In the current period, capital was utilized for the ongoing development of Buckreef Gold, and was primarily used to complete the construction and commissioning of the 360 tpd processing plant during Q1 2022. Capital was also utilized to fund exploration related to the 10,000 meter diamond drilling program with STAMICO, capital equipment purchases related to civil works, design and installation related to the 360 tpd processing plant, as well as other general operating expenses. During the period Buckreef Gold continued to utilize contract miners for mining operations. The Company hired FEMA on a two-year contract to mine ore, waste and to construct a TSF at Buckreef. Any remaining cash or liquid assets, when available, are invested in interest bearing highly liquid investments.

Subsequent to Q1 2022, the Company entered into a purchase agreement with Lincoln Park, enabling TanGold the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TanGold will control the timing and amount of any sales to Lincoln Park and Lincoln Park is obligated to make purchases in accordance with the agreement, thus providing TanGold with access to supplementary liquidity if necessary.

Results of Operations

Net additions to exploration and evaluation assets and expenditures for the three-month period ended November 30, 2021 were $1.9 million compared to $1.2 million for the three-month period ended November 30, 2020. Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property. Infrastructure enhancements included capital component parts for the expanded 360 tpd plant, including installation of a 2.5 Mega Volt Ampere (“MVA”) transformer, ball mills, motors and drives, civil works and design work related to installation of the 360 tpd processing plant, ongoing camp renovations to improve accommodations for on-site employees, TSF liners and TSF expansion to accommodate the larger 360 tpd plant as well as the addition of on-site vehicles. These infrastructure and capital additions were all used as part of the final construction and commissioning of the 360 tpd plant. Expenditures were offset by an increase in proceeds from gold sales which are being recorded as a credit against mineral properties as the Company is not in commercial production. The Company sold 390 oz for proceeds of $0.5 million (2020 - $0.7 million).

20

Management’s Discussion and Analysis November 30, 2021

Exploration and Evaluation Assets and Expenditures

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

The continuity of expenditures is as follows:

Buckreef

Balance, August 31, 2020	$30,997
Exploration expenditures:
Camp, field supplies and travel	356
License fees and exploration and field overhead	2,809
Geological consulting and field wages	3,150
Trenching and drilling	605
Mine design	1,321
Mining and processing costs	987
Change in estimate of asset retirement obligation	(133)
Gold sales	(2,524)
Payments to STAMICO as per Joint Venture agreement	1,050
Balance, August 31, 2021	$38,618
Exploration expenditures:
Camp, field supplies and travel	172
License fees and exploration and field overhead	861
Geological consulting and field wages	67
Trenching and drilling	550
Mine design	227
Mining and processing costs	431
Gold sales	(535)
Payments to STAMICO as per Joint Venture agreement	172
Balance, November 30, 2021	$40,563
Reclassification to mineral property, plant and equipment	(40,563)
Balance, November 30, 2021	$-

The testing phase related to operation of the 120 tpd test processing plant concluded in September 2021. Consequently, the 45% payments to STAMICO as per the Joint Venture agreement have discontinued.

As at November 30, 2021 exploration and evaluation assets and expenditures were $nil compared to
$38.6 million as at August 31, 2021, reflecting a transfer from exploration and evaluation assets and expenditures to mineral property, plant and equipment as a result of a construction decision made by the Board of Directors during Q1 2022. Consequently, the Buckreef Gold Project transitioned from an exploration and evaluation asset under IFRS 6 to mineral properties, plant and equipment under IAS 16.

21

Management’s Discussion and Analysis November 30, 2021

Selected Financial Information

$(000's)	As at and for the three months ended November 30, 2021	As at and for the year ended August 31, 2021	As at and for the year ended August 31, 2020
Net loss for the period	(2,158)	(5,283)	(12,145)
Basic loss per share	(0.01)	(0.02)	(0.07)
Diluted loss per share	(0.01)	(0.02)	(0.07)
Total assets	53,968	56,518	38,139
Total long term financial liabilities	2,715	2,681	2,680

The Company’s net loss for the three-month period ended November 30, 2021 totaled $2.2 million, compared to a net loss of $1.6 million in the three-month period ended November 30, 2020. The increase in the net loss of $0.6 million compared to the prior period was primarily due to an increase in share-based payments, partially offset by gains on revaluation of financial instruments. The gains on revaluation of financial instruments (2021 - $0.2 million gain, 2020 - $0.5 million loss) was principally due to a gain on revaluation of derivative warrant liabilities of $0.2 million using the Black Scholes option pricing model
(2021 - $0.41, 2020 - $0.62).

The increase in General and administrative expenses (2021 - $2.3 million, 2020 - $1.2 million) was mainly due to an increase in Share Based Payments (2021 - $1.0 million, 2020 - $nil) related to the vesting of the common shares granted by the Company upon hiring key management personnel during the year ended August 31, 2021.

Summary of Quarterly Results

($(000's), except per share amounts)
	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2
Net Income (Loss)	(2,158)	(3,848)	(241)	343	(1,635)	(3,386)	(5,867)	(1,970)
Basic and Diluted income (loss) per share	(0.01)	(0.01)	0.00	0.00	(0.01)	(0.02)	(0.03)	(0.01)

Liquidity and Capital Resources

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short to medium term business requirements. During Q1 the Company had a negative operating cash flow and financed its operations, exploration and development work on its properties through cash flow from its operations, equity financings and loans via private placements and public offerings.

At November 30, 2021 the Company had $7.9 million of cash (August 31, 2021 - $13.4 million) and working capital of $4.2 million (August 31, 2021 – $8.0 million). After adjusting for current liabilities which will only be settled by issuing equity, adjusting working capital is $6.1 million.

During Q1 the Company successfully completed construction and commissioning of a 360 tpd processing plant. While Q1 had a negative operating cash flow, in December 2021, the Company saw 16 kt of ore mined and 533 oz of gold produced, of which 494 oz was sold. Both being new records for Buckreef Gold. The rapid advance of production has resulted in Buckreef Gold being operating cash flow positive in December, the first month in Company history. This positive trajectory is expected to continue throughout Q2.

However, in common with many exploration and development companies, the Company may raise financing for its exploration, development and appraisal activities in discrete tranches to finance its activities for finite periods.

22

Management’s Discussion and Analysis November 30, 2021

As of November 30, 2021, the Company has accumulated losses of $119.5 million (August 31, 2021 – $117.5 million).

To provide the Company with access to supplementary liquidity, TanGold entered into a purchase agreement with Lincoln Park Capital Fund subsequent to Q1 2022. This agreement provides TanGold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TanGold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset in an advantageous manner.

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at November 30, 2021 and August 31, 2021 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, the commitment table does not include any provisions for the settlement of outstanding litigation and potential claims.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business and on an arm’s length basis. Transactions with Related Parties disclosure can be found in Note 17 of the Company’s November 30, 2021 Condensed Interim Consolidated Financial Statements.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on
August 16, 2019.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2021.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

23

Management’s Discussion and Analysis November 30, 2021

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan included with the Form 20-F Annual Report. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 2 “Basis of Preparation and Significant Accounting Policies” and Note 3 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s November 30, 2021 Condensed Interim Consolidated Financial Statements.

Financial Instruments and Financial Risk Management

For details of the Company’s financial instruments, risk exposures relating to financial instruments and sensitivity analysis, refer to Note 21 of the Company’s November 30, 2021 Condensed Interim Consolidated Financial Statements.

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally resulting in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business, including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 255,036,445 common shares outstanding, 23,393,151 share purchase warrants outstanding, nil RSUs/PSUs outstanding, and 7,351,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2021 filed on SEDAR as the Company’s Annual Information Form and as filed with the SEC via EDGAR.

24

Management’s Discussion and Analysis November 30, 2021

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2021. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the three-month period ended November 30, 2021 due to the following material weaknesses: (i) lack of timely review and approval of certain journal entries and reconciliations; (ii) lack of related oversight and accuracy for recognition of certain charges in the Company’s books; and (iii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the Company, there are inherent limitations related to segregation of duties amongst personnel to perform adequate oversight, review and approvals.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2021. The Company has prioritized the remediation of the material weaknesses described above and is working under the oversight of the Audit Committee to resolve the issue.

Specific actions to remediate these material weaknesses include the following:

•	Engagement of a local Tanzanian Certified Public Accounting firm to review the Buckreef Gold, Tanzam and Tancan books and records, from the invoice level, to ensure completeness and accuracy of recordkeeping in the appropriate account, entity and period. No material misstatements, either individually or in aggregate were identified.

•	Reduced Delegation of Authority limits over cash payments to a zero-dollar approval threshold. Executive management (CFO, COO) and site General Managers review and approve every dollar of expenditure and only advance funds for payment based on approved invoices, signed by site GMs and approved by the CFO and COO.

•	Hired a VP Finance and Corporate Controller to supplement review and approval of invoices, journal entries, reconciliations, financial statements and note disclosure to improve segregation of duties and internal controls around financial reporting.

•	Hired a Senior Procurement Officer at Buckreef Gold to enhance supply chain controls, approvals and authorizations while improving segregation of duties around the procure to pay process.

•	Hired two new inventory storekeepers at Buckreef Gold to improve segregation of duties around inventory management, stock count inspections, supplies reconciliations and inventory controls.

•	Enhanced use of ERP to automate certain reconciliations, including fixed asset continuity and depreciation schedules, to eliminate risk of manual spreadsheet errors and to automate more timely review and approval of certain processes.

•	Engaging third party service provider to assist in the review, implementation and evaluation of Company’s controls and procedures.

25

Management’s Discussion and Analysis November 30, 2021

The Company is currently in the process of implementing and documenting its systems of internal controls related to remediate the material weaknesses identified above however has been unable to complete this implementation by the required reporting date due to limited resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to formally review, document and implement the Company’s key controls, including ITGCs, ICFR and DC&P as per the COSO 2013 Framework, as well as develop key risk control matrices to mitigate the risk of material weaknesses in the future.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tangoldcorp.com.

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

26

Management’s Discussion and Analysis November 30, 2021

Endnotes

1 The 360 tpd Plant estimates have not been prepared in accordance with the results of the Company’s 2018 Pre-Feasibility Study, reflected in the Company’s May 15, 2020 Technical Report. The 18-Month mining plan estimates are based upon an internal mine model reviewed by SGSC and cost inputs as validated by actual mining and processing costs from the 120 tpd test plan over the 9 months ended May 31, 2021. No assurance can be given that the 18-Month Estimate (Monthly Average) will reflect actual results. See “Cautionary Note Regarding Forward-Looking Statements”.

2 ‘Total Cash Cost’ includes mine site operating costs such as mining, processing and local administrative costs, royalties, production taxes, mine standby costs and current inventory write downs, if any. Production costs are exclusive of depreciation and depletion, reclamation, capital and exploration costs. Total cash costs are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total Cash Costs is a non-IFRS financial performance measure often used in conjunction with conventional IFRS measures to evaluate performance. Total Cash Cost does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures of performance disclosed by other issuers; it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

27

Management’s Discussion and Analysis November 30, 2021

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef Gold or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Without limiting the generality of the foregoing, investors are specifically cautioned that information contained herein relating to the costs of the 360 tpd plant include information which constitutes ‘financial outlook’. While management has carefully considered assumptions related to the 360 tpd plant, actual results may vary from the projections contained herein for a variety of reasons, including technical, political or environmental. The most significant assumptions used in the preparation of the projected costs of the 360 tpd plant related to the extrapolation of actual mining and processing costs from the current 120 tpd oxide test plant to estimate 360 tpd costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

28